



hEMPAZON

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

THE COMPANY

1. Name of issuer: HAZN, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain: ______________________________




OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Elias Tobias	
Dates of Board Service:	11/2019 to present
Principal Occupation:	Marketing & Web Development
Employer:	self
Dates of Service:	2014 to present
Employer's principal business:	Marketing & Web Development
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
No prior positions held with issuer	
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Green Touch Awareness, LLC
Employer's principal business:	Marketing & Web Development
Title:	President
Dates of Service:	2014 to present
Responsibilities:	Operations & Management
Employer:	Mouse Clicks Media, LLC
Employer's principal business:	Marketing & Web Development
Title:	President
Dates of Service:	2014 to present
Responsibilities:	Operations & Management

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Elias Tobias	
Title:	President




OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

Dates of Service:	11/2019 to present
Responsibilities:	Operations & Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
No prior positions held with issuer	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Green Touch Awareness, LLC
Employer's principal business:	Marketing & Web Development
Title:	President
Dates of Service:	2014 to present
Responsibilities:	Operations & Management
Employer:	Mouse Clicks Media, LLC
Employer's principal business:	Marketing & Web Development
Title:	President
Dates of Service:	2014 to present
Responsibilities:	Operations & Management

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
David Tobias	5MM common	**41.67%**
Elias Tobias	5MM common	**41.67%**




OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Executive Summary

Opportunity

MISSION STATEMENT

Our mission at The Hempazon Shopping Network is to create and grow a trusted and respected, world-class e-Commerce, Distribution, Delivery, Warehousing and Shipping Network that uses its vast reach and popularity to foster rich, sustainable relationships between our customers, our vetted Vendors, our communities and ourselves.

hempazon.com is Everything Hemp - and More!

THE PROBLEM(S)

However ancient Hemp and Cannabis plants may be, they are only now in the last few years being accepted (back) into our mainstream society. Hemp and CBD products are very popular among men and women both young and old - but the trustable and reliable distribution of safe, quality brands & products hasn't really begun.

The 2018 Farm Bill brings major legislative changes to the Hemp Industry, and states across the US have been signing legislature legalizing Hemp and CBD products at a fast moving pace. e-Commerce platforms and merchant processors are slowly but finally coming around in regards to approving retailer accounts. Hemp and Hemp-derived CBD products have only been deemed legal to distribute and sell in all 50 States within the last 12 months or so.

And when it comes to the extremely complicated US Cannabis Industry, laws concerning Cannabis and Cannabis products vary greatly from state to state, and (for now), Cannabis remains on the DEA's Schedule 1 list. Delivery and shipping of Cannabis flowers and products is, for the most part, not allowed yet.

The ability to legally sell Cannabis online is almost non-existent, and the e-commerce space for Hemp, CBD & THC products is very fragmented, unconsolidated and highly untrustworthy - there are no current "industry leaders" when it comes to online retail sales.

THE SOLUTION - WHY US?

The Hempazon Shopping Network has all the right ingredients to be among the top global online retailers & distributors of Health & Wellness, Hemp, CBD & THC products, and our immediate focus is on e-Commerce sales, wholesale/retailer (B2B) sales, branded delivery services and logistics. When it comes to these more than 5 trillion dollar-a-year combined markets, our growth potential is practically unlimited - and The Hempazon Shopping Network / hempazon.com are excellent, memorable brand names - they will be easy to market and promote.

HAZN, Inc. really is a marketing company first - we're adding on e-Commerce as simply the next natural step in the growth of the Company. We've spent the last ten years collecting thousands of domain names and building a massive

FP:



OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

social media following. We've got plenty of experience marketing and selling products and services online. And the sales funnel that is to become The Hempazon Shopping Network is truly of epic proportions... we just need more people, computers, and office space.

Our founding team has over 35 years' combined experience in brand management, IT/iOT, web development, social media promotions, marketing & advertising, graphics & branding, retail & retail services, team management - and much more.

The Hempazon Shopping Network is not a grow operation - there is no risk of a failing or sub-par crop, licensing issues, landlord problems or government/law enforcement worries. It is not a dispensary - as a network of websites, it does not have to rely entirely on a fickle local customer base or local politics. It is not (primarily) a manufacturer - instead, hempazon.com will offer products from vetted Vendors, and if an offered product gets replaced by a newer, trendy, more exciting one - then so be it. All of these things that hemapzon.com *is not...* add to its strength and solidity.

The Hempazon Shopping Network has the contractual, exclusive rights to over 2,000 keyword rich domain names which are being developing into a super-colossal, keyword-centric SEO/traffic/sales lead generating machine... By linking these 2,000 websites, hempazon.com will employ a "mass marketing/volume traffic" technique when it comes to advertising & branding efforts, and compared to a typical single, lone wolf website, the volume of potential customers will be increased thousands fold.

To every extent possible, hempazon.com will offer products made in America and products that are of the highest quality and manufacture. In addition to retail sales, hempazon.com will develop: B2B and 3PL fulfillment & warehousing solutions; product testing methods - offering "Truth Certified" products; price clubs; rewards programs; in-house products; monthly subscriptions and more.

THE MARKET(S)

The current demand for Healthy Living, Hemp, CBD and THC products in the United States (and internationally) is unlike anything we've seen in our lifetime. New companies are popping up every day, meaning shops, websites and links are surely being set up non-stop, in an effort to capture revenue from markets that are swelling - even though these industries are only in their infancies.

In its efforts, The Hempazon Shopping Network is focused on five main markets and their potential combined future sales of over $4.5 trillion per year: 1) Health & Wellness; 2) Hemp; 3) CBD (Cannabidiol); 4) THC (Cannabis); 5) Ancillary (Accessories & Lifestyle). All five markets are distinctly different - they are governed (or not) separately by local, state and federal laws and regulations concerning manufacturing, selling, transporting, shipping and distributing.

The first market is a tremendously huge space defined as a $4.2 trillion a year global market - the Health and Wellness Industry - which encompasses all activities that promote physical and mental well being. This vast market consists of a universe of products such as foods & beverages, herbs & herbal remedies, supplements & vitamins, fitness & sports nutrition, health aids & personal care items, beauty products, baby products, clothing & accessories, wearable devices, pet products and much more. This category is legal to sell & ship in all 50 States and internationally, and potential Vendors abound.

FP:



HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

According to the Global Wellness Institute, this $4.2 trillion industry grew at a 12.8% rate from 2015 to 2017 and represented 5.3% of global economic output. As interesting side notes, the global Athleisure Market was valued at $300 billion in 2018 and the global gluten-free retail market is estimated to grow to $12.5 billion by 2024.

The second market is the legal Hemp market. Legal Hemp includes all products made from Hemp seeds, stalks and fibers - which have over 50,000 uses... paper, plastic, concrete, fiberboard, insulation, food & nutritional products, pet & livestock feed & bedding, ethanol fuel, clothing & fabrics, etc. This market is also non-regulated, and all products in this category are shippable nationwide, if not globally.

The global sales of Hemp products is predicted to reach $13 billion by 2020.

The third market is the CBD FROM HEMP market. It is thought by some that the CBD Industry has the potential to become the largest of the markets - CBD products are insanely popular, and CBD can be found in tinctures, capsules, patches, sprays, concentrates, extracts, oils, topicals, vapes, edibles and more.

Global CBD related product sales are predicted to reach $23.7 billion by 2023. The United States CBD Industry saw sales of $620 million in 2018, and analysts are calling for 2019 sales to reach $5 billion - that's 706% growth - and US CBD Industry revenue growth from 2018 to 2023 is expected to culminate in a 107% compound annual growth rate.

While waiting for the legal Cannabis Industry to mature and expand (when it comes to e-commerce and delivery), The Hempazon Shopping Network will focus heavily on CBD Vendor onboarding, CBD product marketing & sales and the development of in-house CBD brands and products.

The fourth market is the THC market. As the legal sale of Cannabis and Cannabis products steadily takes hold across the United States and around the world, doors to opportunity open in every direction. Cannabis Flower, Edibles, Extracts and Concentrates - to include Butane Hash Oil, Bubble Hash, Wax, Shatter, Budder, Dabs, Caviar, Tinctures, Cannabis Oil, Cooking Oil & Butter - will come in more brands, products and varieties than any other industry on the planet.

Global Cannabis and Cannabis related product sales are predicted to reach $15 billion by the end of 2019, and reach $44.8 billion globally by 2024.

The Hempazon Shopping Network is already thinking ahead on when, how and where to penetrate the Medical and Legal Cannabis markets, and a large share of the future marketing & promoting efforts will be geared towards online wholesale AND retail Cannabis sales, branded delivery services, logistics and fulfillment & retail distribution.

The fifth market consists of an industry that is and has been very lucrative for a long time - the Ancillary or Accessories/Lifestyle market, which is largely non-regulated. This market consists of a very wide variety of products such as vaporizers & smoking supplies, clothing & accessories, grow supplies, books & magazines, snacks & drinks and much more. This category is primarily legal to sell & ship in all 50 States and internationally, and is so abundant with product categories that it would be difficult to calculate the yearly revenue it generates.

COMPETITION

The main competition for The Hempazon Shopping Network is time - how long it takes to build websites, search engine optimize web pages, create social media posts and campaigns, to reach out and onboard vendors, to attend trade shows, to introduce ourselves to the world - we will need fingers on keyboards and eyes on screens... our





FP: truCrowd

hEMPAZON

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

competitors will work hard, *but the hempazon.com team will strategize, create, innovate, work harder and work smarter...*

The Hempazon Shopping Network really has **three kinds of competitors**: brick-and-mortar stores, online retailers and marketers.

The first kind - stores that do retail sales in person - range from gas stations to health food stores, and the CBD craze has seen products of all shapes and sizes being sold at literally every type of retailer.

The second kind - e-Commerce sites - from amazing to awful - offer inventories either of their own brands or from a variety of manufacturers.

The third kind - labor and money other companies spend on marketing (and their affiliate efforts) - can only be beaten by a smarter and harder working marketing department of our own.

Competition in the CBD space is already fiery and varied, with products ranging from topicals to ingestibles to pet supplements - and so much more. Hemp and CBD have such an amazing array of uses that its certain we have only seen a small handful of products that will eventually reach the market.

There are no marketplace leaders.

Expectations

FORECAST

The Hempazon Shopping Network is a project with truly unlimited growth potential. By focusing first on e-Commerce using third-party product and wholesale opportunities, hempazon.com can keep costs down while growing and scaling up.

Using a realistic approach to monthly sales projections, we've set expected net revenues at 35% after costs of goods and shipping - and only included e-Commerce sales in our monthly figures. Starting at $25k per month in gross sales in the beginning of year one, anticipated sales grow to $250k per month in gross sales by the end of year three - nearly breaking even. We also expect the future addition of wholesale commissions, advertising sales, affiliate & partner revenue, fulfillment & 3PL revenues, delivery, recurring billing, distribution and ultimately Cannabis related products & services to greatly increase monthly income and potentially drive revenues into the green faster than anticipated.

FINANCIAL HIGHLIGHTS BY YEAR

FINANCING NEEDED

We are initially raising $10,000 in order to: build hempazon.com into a more robust website; to acquire necessary computers, equipment and furniture; to pay crowdfunding fees and ongoing business expenses.



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

Once the initial goal is met, the next phase of use of funds would be to acquire office space; to pay salaries; to hire more personnel and get the necessary equipment for further development of The Hempazon Shopping Network's funnel sites and marketing endeavors.

Hempazon.com's business plan also includes scaling into: wholesale/retailer sales; local, state, national & global distribution; delivery services; creating private label products; "of the month clubs"; a digital library of Hemp, Cannabis and Healthy Living based resources and much more - all of which will require the proper employees on staff to build and maintain them.

RISKS

This investment offering is highly speculative in nature, involving a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, before participating in the offering, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors when evaluating our business:

We have a limited operating history and it is difficult to evaluate our potential for business success.

We do not have a long established history of operations. As such, we face all the risks inherent in a new business and there can be no assurance we will be successful and/or profitable. Our entry into the Hemp, CBD & Cannabis industries and our lack of a significant operating history makes it difficult to evaluate the risks and uncertainties we face. Our failure to address these risks and uncertainties could cause our business results to suffer.

Unfavorable publicity or consumer perception of our products or any similar products distributed by other companies could have a material adverse effect on our business and financial condition.

We believe our product sales will be highly dependent on consumer perception of the safety, quality and efficacy of our products as well as similar or other products distributed and sold by other companies. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, national media attention, and other publicity including publicity regarding the legality, safety or quality of particular ingredients or products or the Hemp, CBD and Cannabis markets in general. From time to time, there is unfavorable publicity, scientific research or findings, litigation, regulatory proceedings and other media attention regarding these industries. There can be no assurance that future publicity, scientific research or findings, litigation, regulatory proceedings, or media attention will be favorable to the Hemp, CBD and Cannabis markets or any particular product or ingredient, or consistent with earlier publicity, scientific research or findings, litigation, regulatory proceedings or media attention. Adverse publicity, scientific research or findings, litigation, regulatory proceedings or media attention, whether or not accurate, could have a material adverse effect on our business and financial condition. In addition, adverse publicity, reports or other media attention regarding the safety, quality, or efficacy of our products or ingredients of Hemp, CBD and Cannabis products in general, or associating the use of our products or ingredients in general with illness or other adverse effects, whether or not scientifically supported or accurate, could have a material adverse effect on our business and financial condition.

We are subject to the risk of product liability claims and the loss of any such claim in excess of our insurance coverage could have a material adverse effect on our business and financial condition.

As an e-Commerce retailer, third party seller, licensing company (in the case of the Company) and a manufacturer and distributor of products (in the case of the licensed operators) designed to be ingested by humans, the licensed operators and the Company face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of

FP:



HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

marijuana-infused products based on the Company's recipes and brands involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company's and the licensed operator's products alone or in combination with other medications or substances could occur.   We are also subject to the inherent risk of product liability claims and litigation as a manufacturer and distributor of products for topical application. The manufacture and sale of these products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination.   We carry product liability insurance on our products in amounts we believe adequate but no assurance can be given that our coverage will continue to be available at acceptable prices or that such coverage will be adequate in scope and coverage to protect us from product liability claims.

Our business is subject to intellectual property risks.

We plan to apply for patent and trademark protection for some of our products and services. However, many of our products will be protected by trade secrets through proprietary processes and formulas. We plan to enter into confidentiality agreements with our employees who are involved in research and development activities in sensitive areas. While we plan on taking reasonable steps to ensure confidentiality, we have no assurance that our trade secrets will remain confidential. As we attempt to obtain trademark and trade dress protection for our products, there can be no assurance that our efforts to obtain trademarks will be successful nor can there be any assurance that third-parties will not assert claims against us for infringement of their intellectual property rights. If an infringement claim is asserted, we may be required to obtain a license of such rights, pay royalties on a retrospective or prospective basis, or terminate our manufacturing, marketing and distribution of any infringing products. Litigation with respect to such matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business and financial condition.

Our failure to comply with existing or new regulations, both in the United States and abroad, or an adverse action regarding product formulation, claims or advertising could have a material adverse effect on our business and financial condition.

Our business operations, including the formulation, manufacturing, packaging, labeling, advertising, distribution and sale of products and services, are subject to regulation by various federal, state and local government entities and agencies, potentially including the FDA and FTC in the United States as well as foreign entities and agencies. We could be subjected to challenges to our marketing, advertising or product claims in litigation or governmental, administrative or other regulatory proceedings. Failure to comply with applicable regulations or withstand such challenges could result in changes in product labeling, packaging, or advertising, product reformulations, discontinuation of our product by retailers (or visa-versa), loss of market acceptance of the product by consumers, additional record keeping requirements, injunctions, product withdrawals, recalls, product seizures, fines, monetary settlements or criminal prosecution. Any of these actions could have a material adverse effect on our business and financial condition.

We depend on our small staff of key employees and the loss of their services would have an adverse effect on our business.

We have members of the Company that are critical to our chances for business success. We are dependent on their services to operate our business and the loss of these persons, or any of them would have an adverse impact on our operations until such time as he or she could be replaced, if he could be replaced.



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

Because we are significantly smaller than the majority of our competitors, we may lack the resources needed to capture market share.

The CBD, Hemp and Cannabis industries are highly competitive and are affected by changes in consumer tastes, as well as national, regional and local economic conditions, demographic trends and legal status. Our sales can be affected by changes in consumer tastes and practices. We compete with a variety of other manufacturers, producers and distributors with name brand recognition who manufacture more than just a single product or product line. Most of our competitors have been in existence longer and have a more established market presence and substantially greater financial, marketing and other resources than do we. New competitors may emerge and may develop new or innovative ways to market Hemp, CBD, and Cannabis products that compete with our products. No assurance can be given that we will be able to compete successfully in the Hemp, CBD and Cannabis industries.

We will need to expand our operations and increase the size of the Company, and we may experience difficulties in managing growth.

As we increase the number of products and services we own or have the right to sell, we will need to increase our sales, marketing, product development and scientific and administrative staff in order to manage these programs. In addition, to meet future obligations in our efforts to become a public company, we would need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

● secure adequate office space, computers, furniture and related equipment & supplies;

● successfully attract and recruit new employees with the expertise and experience we will require;

● successfully grow our marketing, distribution and sales infrastructure; and

● continue to improve our operational, manufacturing, financial and management controls, reporting systems and procedures.

If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.

We may not be able to continue to pay employees, consultants, vendors and independent contractors through the issuance of equity instruments in order to conserve cash.

We may from time to time pay employees, consultants and vendors fees through the issuance of equity instruments in order to conserve our cash, however there can be no assurance that our employees, our vendors, consultants or independent contractors, current or future, will continue to agree to this arrangement. As a result, we may be asked to spend more cash for the same services, or we may not be able to retain the same employees, consultants, vendors, etc.

Legal disputes could have an impact on our Company.

We own and license technologies originally developed by other persons and have officers and directors leave the Company from time to time. We also engage in other business matters that are common to the business world that can result in disputes of a legal nature. In the event the Company is ever sued or finds it necessary to bring suit against others, there is the potential that the results of any such litigation could have an adverse impact on the Company.




OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

Marijuana remains illegal under Federal law.

Marijuana is a Schedule-1 controlled substance and is illegal under federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana preempts state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in our inability to proceed with that portion of our business plan.

Laws and regulations affecting the medical marijuana industry are constantly changing, which could detrimentally affect our proposed operations.

Local, state, and federal medical marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of our business plan and result in a material adverse effect on certain aspects of our planned operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our proposed medical marijuana businesses. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Memorandum, potential investors should keep in mind other possible risks that could be important.

Company

Overview

STRUCTURE AND OWNERSHIP

In 2010, before Hemp and Cannabis were as widely socially accepted as they are today, HAZN, Inc. Founder and President Elias Tobias registered the domain name hempazon.com and started working on building a business strategy and a social media following.

Flash forward to present day, and HAZN, Inc. is now progressing with the ultimate vision and purpose of creating a large scale e-Commerce, wholesale, distribution & delivery network providing quality ensured products and services at competitive prices - fully capable of keeping pace with the always changing shipping and logistics landscape of today's digitally dominated retail world.

Elias Tobias is the Founder & President of HAZN, Inc.

COMPANY HISTORY

HAZN, Inc. is a Nevada C-Corp, and the majority of the work done on The Hempazon Shopping Network is done in Central Florida at our digital development headquarters.



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

Although hempazon.com is a relatively new e-Commerce website, the idea of Hempazon and hempazon.com has been alive and on the internet since 2010. When it comes to social media, hempazon.com can be found and followed on twitter and instagram, and our facebook fanpage already has over 35,000 followers - easily proving that PEOPLE LOVE THE IDEA OF HEMPAZON.COM.

Hempazon.com has been developed on Shopify's e-Commerce platform, using Square for merchant processing. The majority of The Hempazon Shopping Network's funnel websites are built with Wordpress, and they are hosted on cloud servers to ensure optimum user experience.

The Hempazon Shopping Network began as a Healthy Living, Hemp and CBD focused e-commerce project, and it will add THC related goods & products the moment legislature and guidelines allow.

INTELLECTUAL PROPERTY

We will be working on the following (and many more) State and Federal trademarks and copyrights:

Hempazon.com, Hempazon, Hempazon.com, Inc., The Hempazon Shopping Network, Hempazon Marketplace, Hempazon Delivery, Hempazon APP, Hempazon Primo, Hempazon Library, Hempazon Fulfillment, Hempazon Reviews, Hempazon Distribution, Hempazon Rewards, Hempazon Subscriptions, Hempazon Deals

The following domains have been registered in order to protect similar IP interests:

hempizan.com, hempizon.com, hempazan.com, hempazane.com, hempazin.com, hempazine.com, hempazone.com

hempazonia.com, hempazonia.net, hempazonia.biz, hempazonia.info, hempazonia.org

hempazon.app, hempazon.biz, hempazon.club, hempazon.co, hempazon.info, hempazon.life, hempazon.me, hempazon.mobi, hempazon.net, hempazon.online, hempazon.org, hempazon.store, hempazon.us, (the)hempazonshoppingnetwork.com

Team

MANAGEMENT TEAM

The Founding Team of HAZN, Inc.

Elias Tobias - Founder & President

Serial entrepreneur and branding fanatic, Eli Tobias registered the domain name "hempazon.com" in 2010 with the vision that some day the world would be ready for a digital platform dedicated to Hemp, Hemp products and how Hemp fits into a happy, healthy life.

Eli has enjoyed an exciting career path, which includes more than 25 years of branding, marketing and promoting experience in industries that provide people with popular services and products such as night clubs & events, tattoos, and all things Hemp, CBD & Cannabis related.

Over the last fifteen years, Eli's focus has shifted dramatically from customer-facing service oriented businesses to digital products and services. With great obsession, and by using bold tactics, he has managed to build a collection of

FP:  truCrowd



HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

over 10,000 domain names (Hemp and Cannabis niched) and a 2 million + person online following by creating and managing hundreds of popular social media pages, groups and profiles.

Peter Nagy - Project Manager

Peter Nagy is the President of Create SFN Inc., a marketing and media publishing company. In his role Peter is tasked with developing high quality business strategies and plans ensuring their alignment with short-term and long-term objectives.

Peter has led teams of 20 people to complete projects of up to $500,000; he has extensive experience leading and motivating subordinates to advance company and team objectives. Aside from his marketing and tech experience, Peter also has 10 years of experience leading House Investment Doctors, Inc., a home repair and air conditioning company.

Peter has extensive experience overseeing all operations and business activities to ensure they produce the desired results and are consistent with the overall strategy and mission. He is passionate about self-development and committed to maintaining up-to-date knowledge of marketing, e-Commerce and online business trends. Peter is a proud father a dog lover and avid word traveler. Peter is allegedly wise to the ways of Digital Marketing, Web Development and Social Media.

ADVISORS

David Tobias -

Founding member, Director and VP, Medical Marijuana, Inc. $MJNA

Founder, partner and President, Hemp, Inc. $HEMP

Founder and President, Cannabis Sativa, Inc. $CBDS

Jason Carter -

Investing / Funding / Public Company Consulting

Cathy Carroll -

Accounting / Bookkeeping Consulting

STRATEGIC PARTNERSHIPS

To ensure long term success and to avoid overspending wherever possible, we're creating strategic partnerships in the areas of: social media, internet properties, product design & manufacturing, logistics, delivery & distribution, cloud services, digital services, business services, office space, affiliate opportunities and more.

Vendor Partnerships bring revenue to all parties, as well as solidifying safe-use assurance to customers, protecting e-vendors through strict use of MSRPs and ensuring the fastest and most streamlined fulfillment system possible.

Retailer Partnerships provide wholesale customers with the ability to quickly, easily and conveniently order inventory for their stores. These partnerships are a win-win-win for our Vendors, our brick-and-mortar operators and

FP:  truCrowd



OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

our revenues - ultimately leading to lower costs and a better experience for everyone from manufacturer to end-use consumer.

Distribution Partnerships will facilitate the expansion of The Hempazon Shopping Network into a full-fledged global retail and distribution company.

Trade Show Partnerships in which hempazon.com exchanges media & marketing services for show sponsorships & booths will build and reinforce our relationships with manufacturers, store buyers and consumers.

Social Media Partnerships will expose our Brands and Products to consumers outside our immediate reach, increasing revenue and brand recognition.

Internet Properties Partnerships will provide hempazon.com, Inc with access to keyword specific domain names, websites and social media pages that form and add to The Hempazon Shopping Network's funnel.

Office Space Partnerships will allow hempazon.com, Inc. to scale up and add on additional personnel as our Projects & Products grow and require more room, computers and people.

Digital Services Partnerships will impact hempazon.com operations 24/7/365 considering the bulk of the business model involves the creation and management of many websites, web pages and apps.

Cloud Services and Web Hosting Partnerships will help reduce overall cost, maintenance, downtime, page load speed, and many other issues that would plague a company with 2,000+ functioning websites.

Logistics Partnerships will be necessary to enable hempazon.com, The Hempazon Shopping Network, Hempazon Fulfillment, Hempazon Distribution and Hempazon Delivery to function effectively and competitively in today's marketplace.

Product Manufacturing Partnerships will allow The Hempazon Shopping Network to create and bring new products to market, as we intend to offer a large line of in-house products for people and pets.

Affiliate Partnerships will bolster hempazon.com by expanding the baseline of offered products & services (that are not in-house), such as: credit card processing; point-of-sale systems; insurance; domain names; web hosting; printing & packaging and much more. Also, affiliates of our own in-house program will add to the overall awareness of The Hempazon Shopping Network and hempazon.com brands, products and services.

Divisions & "Products"

The Hempazon Shopping Network 1.0 explained

OVERVIEW

The Hempazon Shopping Network business model components currently include:

- hempazon.com




OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

- e-Commerce / Online Retail Sales Funnel

- Wholesale / Retailer B2B Marketplace

- Branded Niche Delivery Services

- National / Global Distribution Services

- In-House Product Development

- Subscriptions, Crates, Boxes & Of-The-Month-Clubs

- 3PL Services - Warehousing, Shipping & Fulfillment

- White Label Product Services

- Advertising Sales

- Partner / Affiliate / Joint Venture Revenues

- Hempazon Rewards Program

- Hempazon Library

BREAKDOWN

· hempazon.com

The domain name hempazon.com was originally registered by Eli Tobias in May of 2010. The hempazon.com website is currently live and taking orders as a Shopify e-Commerce site.. Hempazon.com offers Healthy Living, Hemp and CBD products (both vendor provided and in-house), delivery services (in certain markets), subscription packages (in certain markets), lifestyle products & accessories, clothing, etc. and is currently being built out in preparation of the sale of THC products. Hempazon.com has over 35,000 followers on its Facebook page, and can also be found on Instagram and Twitter.

·THE HEMPAZON SHOPPING NETWORK e-COMMERCE FUNNEL

What completely sets The Hempazon Shopping Network aside from all competitors is its dominating sales lead funnel. HAZN, Inc. has completed a deal with Green Touch Awareness, LLC. that gives HAZN exclusive rights to over 2,000 industry-specific keyword domain names - a strong mix of e-Commerce, product & dispensary delivery, and subscription/box/crate offerings. These domain names, as they become live websites, will funnel SEO and social media driven traffic directly to hempazon.com. We've eliminated 2,000+ competitors from the game - and turned those keywords into a search engine optimized army of webpages aimed directly at OUR target. Imagine your whole e-Commerce basket containing one website... and having to compete with hempazon.com's over 2,000 keyword-centric websites...

As an added bonus, these websites serve as an additional revenue stream - combined, they become a large paid advertising network capable of offering quality placement for banner ads and sponsored content.





FP: truCrowd

hEMPAZON

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

To add even more power to the traffic of The Hempazon Shopping Network, HAZN, Inc. will operate and manage a customer relationship management system and build a database designed to organize contact information and deliver newsletters, updates, deals, remarketing and more to the inboxes of website visitors and customers. Customer information, data management and security will be an important department deserving of the proper technologies and personnel.

Finally, the funnel is further supplemented by traffic sent from Strategic Partnerships, Hempazon Partners, Hempazon Affiliates, social media efforts, paid marketing and press releases, news outlets & influencers.

· WHOLESALE MARKETPLACE

Hempazon Marketplace, a secondary, wholesale-only (B2B) platform, will feature custom dashboards, an order management system and customer management tools. The Marketplace platform connects to a built-in supply chain that will facilitate super simple and fast transactions between manufacturers and retailers in the Healthy Living, Hemp, CBD and Cannabis Industries around the world.

· DELIVERY SERVICES

In today's digital world, delivery of any product relies strictly on a company's grip of its supply chain. Logistics are evolving at such a high rate of speed that it's hard to keep up with, and on-demand delivery related technologies continue to leap forward every day. Delivery of Healthy Living, Hemp, CBD and THC products (and yes, local dispensary products) - across the Country and around the World - will be done using websites & apps, software & programs, AI, APIs, partnerships, warehousing, packaging, and much more. Solutions are being developed now, ahead of regulations that will allow shipping and delivery of THC and THC products in certain and eventually all States, so that when the time is right, hempazon.com will be ready to take and deliver orders immediately.

The Hempazon Shopping Network features an impressive list of delivery-specific brand and keyword domain names/websites. CannaGrams.com, PleaseBeWeed.com, CBDDeliveryService.com, MMJDelivered.com and so many more amazing names make up the over 100 domains hempazon.com will use to penetrate the delivery market - globally, nationally, state-by-state and on the local level, hempazon.com is here to deliver.

· HEMPAZON DISTRIBUTION

Expansion from online retailer to local/state/national/international distributor will be a gradual progression, as we add on Vendor Partners and build our supply chain network.

· PRODUCT DEVELOPMENT

A high priority for the Hempazon Shopping Network is to develop In-House Products to: offer on hempazon.com, sell in Partner brick-and-mortar stores & e-Commerce websites, or potentially develop into a subsidiary that could be held or sold. Product development projects range from, but are not limited to: products containing no Hemp, CBD or THC; Hemp, CBD & THC extracts, isolates & oils, beverages, food & snacks, tinctures, topicals, supplements, health & beauty products, accessories, clothing, household, literature, pet products and services.

· SUBSCRIPTIONS

When properly executed, subscription services can be very satisfying for everyone involved. Through branded "crates, boxes and of-the-month-clubs": customers get a fun, value-proposition-fulfilling package to open and





FP: truCrowd

hEMPAZON

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

discover new products every month; Hempazon Vendor Partners and Advertising Partners get a chance to expose their brands to consumers that are knowingly interested in their products; hempazon.com generates revenue.

· COMPLETE 3PL SERVICES: FULFILLMENT | WAREHOUSING & SHIPPING

In order to serve our customers as quickly as possible, and to offer streamlined shipping & distribution services to our Vendors, hempazon.com plans to develop in-house fulfillment and shipping services. Fulfillment by The Hempazon Shopping Network would get packages to customers more quickly and save money overall, due to the intricacies of drop shipping and third party fulfillment. Existing technology can be internally developed, allowing The Hempazon Shopping Network to offer warehousing & shipping services to its Vendors as a complete storage and shipping solution. 3PL / Logistics services will be offered as soon as HAZN, Inc. has moved into adequate office/warehouse space.

· WHITE LABEL SERVICES

Hempazon.com, through our licensed partners in California, Colorado and Florida, offers white label product services for the Healthy Living, Hemp, CBD and THC Industries. Hempazon's White Label Services include consulting, product development, formulation, packaging and more.

· ADVERTISING SALES

Ad space on quality, high traffic websites and networks is a commodity, just ask Google and Facebook. Once built into a functional system, The Hempazon Shopping Network will offer banner ads, sponsored content, sponsored products, and social media promotions to businesses in need of niched marketing solutions.

· HEMPAZON PARTNERS

We may have over 2,000 (and growing) keyword-specific domains/websites, but we do not own and operate every Hemp, CBD and THC related website on the internet. In order to increase brand awareness and in turn, traffic, Hempazon Partners gives owners of websites (Publishers) and social media gurus a chance to earn an income by adding hempazon.com Partner Stores and Products to their sites and pages.

Website owners, bloggers and social media influencers can use the Hempazon.com Affiliate Program and make money by:

- Signing up on our Partner Platform and filling in the required details to access a customizable Affiliate Control Panel
- Creating a Hempazon Partner Store and adding it to their website or posting their Store to social media
- Earning commissions when someone shops on hempazon.com using that unique Store ID code

In an effort to ensure the success of our Partners and the Partner Program, development, best practices and marketing tutorials will be created and made available on Hempazon.com in the form of videos and typed copy. These tools will guide Partners along the way - setting up the Partner Store on their website, how to use Partner Stores in social media and how the Program breaks down into paid out earnings.

· HEMPAZON AFFILIATES

FP:  truCrowd



HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

Website owners, bloggers and social media influencers can use the Hempazon.com Affiliate Program and make money by:

- Signing up on our Affiliate Platform and filling in the required details to access a customizable Affiliate Control Panel

- Creating affiliate links using a unique affiliate ID code along with our promotional banners, deals, campaigns and more

- Earning commissions when someone shops on hempazon.com using that unique Affiliate ID code

Hempazon.com will feature an always-current library of banner ad graphics in a variety of sizes and designs so that Hempazon Affiliates can always be empowered to properly promote The Hempazon Shopping Network and our Vendors' brands, products & services.

As goes for the Partner Program, hempazon.com will offer our affiliates videos and typed copy of best practices and marketing tutorials that will help them earn additional income.

· HEMPAZON REWARDS

As a no-cost addition to both free and paid memberships, The Hempazon Shopping Network will feature the Hempazon Rewards program - to include shopping credits, shipping credits, perks, sneak peeks, trials and more.

· HEMPAZON LIBRARY

When it comes to reading material, The Hempazon Shopping Network will continually add to its collection of available offerings in the form of how-to's, guides, handbooks, cook books, grow books - and so much more - in both physical paper versions and digital forms.

Hempazon Library may be offered as a monthly digital subscription in addition to offering individual item shopping. Both paid and free versions of digital literature will be available regardless of the development of a Subscription Service.

Execution

Marketing & Sales

Being Focused On (but not limited to) Healthy Living, Hemp and CBD products, and realizing the wide range and variety of offerings on the market (and what's coming in the future), hempazon.com expects to enjoy a customer base that reaches from the minimum legal age and extends to the most senior of seniors - both men and women, and it seems obvious that there are no barriers when it comes to ethnicity, religion or geographic location.

Hempazon.com is an e-Commerce website built on the Shopify platform, (there are currently no brick-and-mortar Hempazon Shops) so marketing is relatively straightforward... or is it?



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

2,000 Funnel Websites will work together in a variety of ways to send web traffic to hempazon.com via banner ads and promoted content. Hempazon's licensed collection of funnel websites cover a wide range of categories, and the common denominator between all of them is their amazing web addresses. From easy to remember brand names to exact keyword urls, The Hempazon Shopping Network is peerless, unparalleled and cannot be duplicated.

Social Media Networks are very "quirky" about how they operate when it comes to Hemp and CBD, whether it be a product, service, company or just a page for fun. Ads cannot simply be bought on most platforms, and grey hat tactics work marginally at best - plus, we vow to only operate in a white hat manner showing full transparency...

Which means, we use social media the hard way, which is the good way - by hand, with a live human, a computer, and a desk. And - hempazon.com already has over 35,000 facebook followers who are eager and waiting for news, updates, featured products and company info - proving people are into the idea.

Founder and operator Eli Tobias has been using social media and digital marketing full time since 2005, and over the years has built over 500 profiles, fan pages and groups across a wide range of social platforms. Those pages have an aggregated total of over 2 million followers, and HAZN, Inc. has the rights to use those pages' traffic as the foundation of hempazon.com and The Hempazon Shopping Network's social media marketing campaigns.

Social media posting/marketing is one of the most crucial elements in the hempazon.com marketing plan. Hempazon.com will need to aggressively expand offices, computers and workforce along the way, in order to execute the daily, 24-hours-a-day tasks that are involved with running the social media marketing behemoth that will promote The Hempazon Shopping Network.

Expect a steady flow of exciting (and potentially sponsored) content, product posts, specials, rewards, prizes, contests and more to find its way onto hempazon.com related social media pages.

Google, Yahoo, Facebook, Instagram and more WILL NOT currently allow hemp or cannabis advertising. The rules change every day, and we watch and listen every day. As soon as Ads are "legally" available for purchase, we will be ready to build, schedule and get into the game of PPC/PPM ad buying.

However, **Internet Partner Marketing** - purchasing or trading banner ad space on other popular, target marketed, private websites would be beneficial in getting and keeping the word out about hempazon.com - and those types of relationships already exist.

Newsletter Marketing might be the most effective way for hempazon.com to market its goods and services. Customer Relationship Management software will be a necessity, along with a solid newsletter generating platform, and of course, the staff and writers who create and distribute the news.

Trade Shows & Expos are a logical place to take hempazon.com, and we are preparing for the 2020 season. Utilizing a portable/shippable booth setup, advertising materials and support staff, we plan to attend a trade show every 4-6 weeks in an effort to spread the word about the Brand AND to find new vendors to onboard. By using the momentum of the industry and the popularity of some of today's top trade shows, hempazon.com will become more and more exposed to both the consumer and the industry audiences.

Through **Giveaway / Promotional programs** offering free, discounted or bonus products/samples, hempazon.com will increase sales, vendor brand awareness and good will.

Mobile Marketing is a fantastic way to get the word out, literally. A wrapped & branded vehicle that could go to events and be used in marketing campaigns would be well worth the investment. Also, hiring an experiential



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

marketing firm to coordinate branded pop ups in top demographic areas would add to the hempazon.com brand's grass roots credit and boost local & social popularity.

Influencer / Affiliate Marketing is the new norm in today's trend-centric economy. By combining forces with influencers and affiliates - and making it easy & profitable for them - revenue and reputation will grow.

Print Marketing is an age-old, reliable, often localized form of advertising - to include magazine & newspaper ads, flyers & mailers, stickers & posters, etc. A print marketing strategy will be developed as budget allows.

Custom Mailer Marketing puts the message in people's hands, in physical form. The distribution of bulk mailers is a solid way of getting attention and driving geo targeted traffic.

Radio & TV Advertising are expensive, highly effective ways to promote brands & products - and we have years of experience in the broadcast media field. Both radio and tv campaigns can be purchased on a national or regional level, and we plan to leverage the power of these frequency marketing channels whenever possible.

Whether included in an order or won in a social media contest, **Custom Branded Merchandise/Swag** such as lighters, stickers, papers, t-shirts & hats will be very popular. Everybody likes free stuff, and brand support will be reinforced through the distribution of no-cost, daily-use items.

Through the daily implementation of the above mentioned programs, our marketing department will expand market reach, drive traffic & sales, and bring more brand exposure to The Hempazon Shopping Network.

Operations

PERSONNEL PLAN

The Hempazon Shopping Network team starts with Eli Tobias and Peter Nagy overseeing all Projects and Products. Vendor onboarding & fulfillment specialists, internet & social media marketers, web & app developers, artists & graphic designers, warehouse & office personnel - all will be added on accordingly as the Network grows.

LOCATIONS & FACILITIES

We are currently working on a Central Florida office space/warehouse solution capable of providing the necessary: internet connection; electrical demands; desk, floor and wall space; bathrooms & break room; warehouse space; parking; security; convenience - for a team of 20 office, computer and shipping personnel.

A location with available brick-and-mortar retail space would be especially ideal.

The growth of The Hempazon Shopping Network could lead to a future staff of 100's of on-premise, at-home and subcontractor employees, requiring more office space to accommodate.

The growth of Hempazon Fulfillment and Hempazon Distribution could lead to a future need for additional warehouse space in more locations - either because of the need for more square footage, or for geographical/logistical reasons.

EQUIPMENT & TOOLS



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

As it goes for any internet related business, The Hempazon Shopping Network will need to set up adequate office space for the jobs at hand, to include basic office supplies, furniture, computers and peripherals. Individual employees/departments will have different requirements.

TECHNOLOGY

In order to reach the top - and stay there - The Hempazon Shopping Network will endeavor to lead the pack by continually studying and utilizing the latest technologies available. All of the many, complex parts and pieces of The Hempazon Shopping Network can exist only because of technology. Web development is 100% tech driven. Same or next day delivery is commonplace, completely digital and automated. Shipping and logistics are now largely controlled by computers and software. Marketing (especially online) is complex and requires data, analytics and experience to properly implement.

We look excitedly to the future and the future of technology, as we build, grow and scale The Hempazon Shopping Network.



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Disclose all risks here - there is no such thing as "too many risks" - this is from a LEGAL perspective, not a marketing perspective, you want to make sure you are covered

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

We have a limited operating history and it is difficult to evaluate our potential for business success. We do not have a long established history of operations. As such, we face all the risks inherent in a new business and there can be no assurance we will be successful and/or profitable. Our entry into the Hemp, CBD & Cannabis industries and our lack of a significant operating history makes it difficult to evaluate the risks and uncertainties we face. Our failure to address these risks and uncertainties could cause our business results to suffer.

Unfavorable publicity or consumer perception of our products or any similar products distributed by other companies could have a material adverse effect on our business and financial condition.

We believe our product sales will be highly dependent on consumer perception of the safety, quality and efficacy of our products as well as similar or other products distributed and sold by other companies. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, national media attention, and other publicity including publicity regarding the legality, safety or quality of particular ingredients or products or the Hemp, CBD and Cannabis markets in general. From time to time, there is unfavorable publicity, scientific research or findings, litigation, regulatory proceedings and other media attention regarding these industries.   There can be no assurance that future publicity, scientific research or findings, litigation, regulatory proceedings, or media attention will be favorable to the Hemp, CBD and Cannabis markets or any particular product or ingredient, or consistent with earlier publicity, scientific research or findings, litigation, regulatory proceedings or media attention.   Adverse publicity, scientific research or findings, litigation, regulatory proceedings or media attention, whether or not accurate, could have a material adverse effect on our business and financial condition. In

FP:  truCrowd



HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

addition, adverse publicity, reports or other media attention regarding the safety, quality, or efficacy of our products or ingredients of Hemp, CBD and Cannabis products in general, or associating the use of our products or ingredients in general with illness or other adverse effects, whether or not scientifically supported or accurate, could have a material adverse effect on our business and financial condition.

We are subject to the risk of product liability claims and the loss of any such claim in excess of our insurance coverage could have a material adverse effect on our business and financial condition. As an e-Commerce retailer, third party seller, licensing company (in the case of the Company) and a manufacturer and distributor of products (in the case of the licensed operators) designed to be ingested by humans, the licensed operators and the Company face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of marijuana-infused products based on the Company's recipes and brands involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company's and the licensed operator's products alone or in combination with other medications or substances could occur. We are also subject to the inherent risk of product liability claims and litigation as a manufacturer and distributor of products for topical application. The manufacture and sale of these products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. We carry product liability insurance on our products in amounts we believe adequate but no assurance can be given that our coverage will continue to be available at acceptable prices or that such coverage will be adequate in scope and coverage to protect us from product liability claims.

Our business is subject to intellectual property risks. We plan to apply for patent and trademark protection for some of our products and services. However, many of our products will be protected by trade secrets through proprietary processes and formulas. We plan to enter into confidentiality agreements with our employees who are involved in research and development activities in sensitive areas. While we plan on taking reasonable steps to ensure confidentiality, we have no assurance that our trade secrets will remain confidential. As we attempt to obtain trademark and trade dress protection for our products, there can be no assurance that our efforts to obtain trademarks will be successful nor can there be any assurance that third-parties will not assert claims against us for infringement of their intellectual property rights. If an infringement claim is asserted, we may be required to obtain a license of such rights, pay royalties on a retrospective or prospective basis, or terminate our manufacturing, marketing and distribution of any infringing products. Litigation with respect to such matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business and financial condition.

Our failure to comply with existing or new regulations, both in the United States and abroad, or an adverse action regarding product formulation, claims or advertising could have a material adverse effect on our business and financial condition. Our business operations, including the formulation, manufacturing, packaging, labeling, advertising, distribution and sale of products and services, are subject to regulation by various federal, state and local government entities and agencies, potentially including the FDA and FTC in the United States as well as foreign entities and agencies. We could be subjected to challenges to our marketing, advertising or product claims in

FP:



HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

litigation or governmental, administrative or other regulatory proceedings. Failure to comply with applicable regulations or withstand such challenges could result in changes in product labeling, packaging, or advertising, product reformulations, discontinuation of our product by retailers (or visa-versa), loss of market acceptance of the product by consumers, additional record keeping requirements, injunctions, product withdrawals, recalls, product seizures, fines, monetary settlements or criminal prosecution. Any of these actions could have a material adverse effect on our business and financial condition.

We depend on our small staff of key employees and the loss of their services would have an adverse effect on our business. We have members of the Company that are critical to our chances for business success. We are dependent on their services to operate our business and the loss of these persons, or any of them would have an adverse impact on our operations until such time as he or she could be replaced, if he could be replaced.

Because we are significantly smaller than the majority of our competitors, we may lack the resources needed to capture market share. The CBD, Hemp and Cannabis industries are highly competitive and are affected by changes in consumer tastes, as well as national, regional and local economic conditions, demographic trends and legal status. Our sales can be affected by changes in consumer tastes and practices. We compete with a variety of other manufacturers, producers and distributors with name brand recognition who manufacture more than just a single product or product line. Most of our competitors have been in existence longer and have a more established market presence and substantially greater financial, marketing and other resources than do we. New competitors may emerge and may develop new or innovative ways to market Hemp, CBD, and Cannabis products that compete with our products. No assurance can be given that we will be able to compete successfully in the Hemp, CBD and Cannabis industries.

We will need to expand our operations and increase the size of the Company, and we may experience difficulties in managing growth. As we increase the number of products and services we own or have the right to sell, we will need to increase our sales, marketing, product development and scientific and administrative staff in order to manage these programs. In addition, to meet future obligations in our efforts to become a public company, we would need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

● secure adequate office space, computers, furniture and related equipment & supplies;

● successfully attract and recruit new employees with the expertise and experience we will require;

● successfully grow our marketing, distribution and sales infrastructure; and

● continue to improve our operational, manufacturing, financial and management controls, reporting systems and procedures.





FP: truCrowd

hEMPAZON

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.

We may not be able to continue to pay employees, consultants, vendors and independent contractors through the issuance of equity instruments in order to conserve cash. We may from time to time pay employees, consultants and vendors fees through the issuance of equity instruments in order to conserve our cash, however there can be no assurance that our employees, our vendors, consultants or independent contractors, current or future, will continue to agree to this arrangement. As a result, we may be asked to spend more cash for the same services, or we may not be able to retain the same employees, consultants, vendors, etc.

Legal disputes could have an impact on our Company. We own and license technologies originally developed by other persons and have officers and directors leave the Company from time to time. We also engage in other business matters that are common to the business world that can result in disputes of a legal nature. In the event the Company is ever sued or finds it necessary to bring suit against others, there is the potential that the results of any such litigation could have an adverse impact on the Company.

Marijuana remains illegal under Federal law. Marijuana is a Schedule-I controlled substance and is illegal under federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana preempts state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in our inability to proceed with that portion of our business plan.

Laws and regulations affecting the medical marijuana industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal medical marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of our business plan and result in a material adverse effect on certain aspects of our planned operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our proposed medical marijuana businesses. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Memorandum, potential investors should keep in mind other possible risks that could be important.



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

THE OFFERING

9.   What is the purpose of this offering?

The purpose of this filing is to raise the capital necessary to: build hempazon.com into a more robust website, and to build out the 2,000 "Hempazon Shopping Network" websites; to procure adequate, scalable office space; to pay operating costs and employee salaries; to acquire necessary computers, equipment, and furniture; to pay domain registration fees and hosting accounts; to expand services into delivery, distribution, warehousing and 3PL sectors.

10.   How does the issuer intends to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000**	**$1,070,000**
Less: Offering Expenses (FP Fees)	$800	$85,600
Net Proceeds	**$9,200**	**$984,400**
Use of Net Proceeds		
Escrow & Legal Expenses	$1,700	$50,000
Office Space	$1,800	$200,000
Computers, Equip, Furniture	$500	$100,000
Salaries	$3,000	$364,400
Operations	$2,000	$220,000
Domain Names & Hosting	$200	$50,000
Total Use of Net Proceeds	**$9,200**	**$984,400**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Shares of Common Stock

14.   Do the securities offered have voting rights? ☑ Yes ☐No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or



OFFERING STATEMENT

	40,000 shares of Common Stock at $0.25 per share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
Common Stock:				Specify:
	12,250,000	12,250,000	☑ Yes ☐ No	☐ Yes ☐ No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The shares being offered are of the same class the owners have, and the only existing class.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

Explain: The shares being offered are of the same class the owners have, and the only existing class.

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The shares being offered are of the same class the owners have, and the only existing class.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

FP:  truCrowd



HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$3,149,902.**

The Company has elected to round this down and set the valuation at $3,062,500.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

FP:  truCrowd



OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time. We consider the $825 Loan to Shareholders and being not material.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction,





OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Hempazon.com is a bootstrapped startup stage company that is currently focused on onboarding vendors and their products. Although we have not started offering products for sale to the public, hempazon.com is completely built and ready to do sales. Once funded, we will shift focus to add revenues from wholesale, distribution, warehousing, fulfillment, white label, delivery and advertising services.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

HAZN, Inc.
Year Ended December 31, 2019
With Independent Accountant's Review Report




HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

HAZN, Inc.
Financial Statements

Year Ended December 31, 2019

Contents

Independent Accountant's Review Report 2

Balance Sheet...4
Statement of Operations..5
Statement of Changes in Stockholders' Equity 6
Statement of Cash Flows 7
Notes to the Financial Statements..8

1





OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
HAZN, Inc.
Mesquite, Nevada

I have reviewed the accompanying financial statements of HAZN, Inc., which comprises of the balance sheet as of December 31, 2019, and the related statements of income, changes in Stockholders' equity, and cash flows from November 19, 2019 ("inception") to December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
January 9, 2020

2




OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

(This page intentionally left blank.)





OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

HAZN, Inc.

Balance Sheet

	December 31, 2019
Assets	
Current assets:	
Cash and cash equivalents	$ 26
Total current assets	26
Fixed assets, net	-
Total assets	$ 26
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	-
Stockholders' equity:	
Class A Common Stock, par value $0 *(note 2)*	
Authorized shares, 100	
Issued and outstanding shares, -0-	-
Shareholder's loan (*note 3*)	825
Retained deficit	(799)
Total stockholders' equity	26
Total liabilities and stockholders' equity	$ 26

See Independent Accountant's Review Report.

4





OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

HAZN, Inc.

Statement of Operations

	Period from November 19, 2019 (Inception) to December 31, 2019
Revenue	$ -
Expenses:	
Office expense	74
Start-up costs	725
Total operating expenses	799
Net loss	$ (799)

See Independent Accountant's Review Report.

5





OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

HAZN, Inc.

Statement of Changes in Stockholders' Deficit

	Common Stock, no par value	Shareholder Loan	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2018	**$ -**	**$ -**	**$ -**	**$ -**
Common stock issued	-	-	-	-
Net Loss	-	-	(799)	(799)
Shareholder's Loan	-	825	-	825
Balance at December 31, 2019	**$ -**	**$ 825**	**$ (799)**	**$ 26**

See Independent Accountant's Review Report.

6





OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

HAZN, Inc.

Statement of Cash Flows

	Period from November 19, 2019 (Inception) to December 31, 2019
Operating activities	
Net loss	$ (799)
Net cash used by operating activities	(799)
Investing activities	
Fixed assets	-
Net cash used in investing activities	-
Financing activities	
Proceeds from shareholder's loan	825
Proceeds from capital contribution	-
Net cash provided by financing activities	825
Net increase in cash and cash equivalents	26
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 26

See Independent Accountant's Review Report.

7





FP: truCrowd

hempazon

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

HAZN, Inc.

Notes to Financial Statements
December 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

HAZN, Inc., a development stage entity, was formed on November 19, 2019 ("Inception") in the State of Nevada. The financial statements of HAZN, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mesquite, Nevada.

The Company intends to be among the top global online retailers & distributors of Health & Wellness, Hemp, CBD & THC products, and their immediate focus is on e-Commerce sales, wholesale/retailer (B2B) sales, branded delivery services and logistics to foster rich, sustainable relationships between their customers, their vetted Vendors, their communities and themselves.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, product liability claims above the insurance coverage and / or unfavorable publicity or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

See Independent Accountant's Review Report.

8




OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

FP:



HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

HAZN, Inc.

Notes to Financial Statements (continued)
December 31, 2019

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Income Taxes

The Company is taxed as a Corporation. The Company files income tax returns in the U.S federal jurisdiction (Nevada state has no corporate income taxes). The tax benefit asset for federal taxes is $160, which is due to expire in 2039. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

2. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

See Independent Accountant's Review Report

9





OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

HAZN, Inc.

Notes to Financial Statements (continued)
December 31, 2019

3. Shareholders' Loan

From time-to-time, the Company's shareholders advance the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

4. Commitments and Contingencies

As of the date of issuance of financials January 9. 2019, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through January 9. 2019, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See Independent Accountant's Review Report.

10





FP: truCrowd

hEMPAZON

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
(B) engaging in the business of securities, insurance or banking?

FP:



HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

☐ Yes ☑ No

(C)   engaging in savings association or credit union activities?

☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes   ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

No other material information

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April, 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.hempazon.com

_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *





OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between HAZN Inc ("Seller") and _____ ("Purchaser").

Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of HAZN, Inc. (the "Company"), a NEVADA Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____ (_____) shares of Common stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be twenty five cents ($0.25 USD) for an aggregate purchase price of_____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

FP:



OFFERING STATEMENT

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:

(a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.

(b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Nevada and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

(c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

Twenty Five Cents (0.25 USD). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

FP:



HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a oneyear holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

> THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period. The

FP:



HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

> i.   In order to enforce the foregoing covenant, the Company may impose stoptransfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is



OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40,000	$10,000	$9,200
Maximum Amount	4280,000	$1,070,000	$984,400

deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

    (a) If to Purchaser:
Name __Eli Tobias_____
Email: eli@hempazon.com

    (b) If to Seller:
Name _____
Email _____

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.





FP: truCrowd

OFFERING STATEMENT

40,000 shares of Common Stock at $0.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40,000**	**$10,000**	**$9,200**
Maximum Amount	**4280,000**	**$1,070,000**	**$984,400**

HAZN, Inc
PO Box 1390
Deland FL 32724
702-660-3332

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER:

____

____

(Name)

____

(Position)

SELLER:

____

____

(Name)

____

(Position)